Frontier Bio Corporation
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Frontier Bio Corporation, Management

We have reviewed the accompanying financial statements of Frontier Bio Corporation (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAs LLC

Indianapolis, IN

Fenruary 11, 2026

FRONTIER BIO CORPORATION
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	832,040	662,239
Accounts Receivable		2,022	-
Accrued Revenue		348,645	282,443
Other Current Assets		64,833	79,688
Total Current Assets		1,247,540	1,024,370
Non-Current Assets:			
Fixed Assets, net	$	121,416	154,447
Intangible Assets, net		3,091	6,181
ROU Asset		297,571	421,437
Total Non-Current Assets		422,078	582,065
TOTAL ASSETS	$	1,669,618	1,606,435
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	50,185	33,774
Unearned Revenue		9,310	621,277
Operating Lease Liability - ST		135,136	128,928
Other Current Liabilities		6,071	24,346
Total Current Liabilities	$	200,702	808,325
Noncurrent Liabilities:			
Operating Lease Liability - LT		189,747	324,883
Total Noncurrent Liabilities		189,747	324,883
TOTAL LIABILITIES		390,449	1,133,208
EQUITY			
Common Stock	$	99	99
Additional Paid-in Capital		54,941	(100)
Safe Notes		3,798,711	3,000,010
Accumulated Deficit		(2,574,582)	(2,526,782)
TOTAL EQUITY	$	1,279,169	473,227
TOTAL LIABILITIES AND EQUITY	$	1,669,618	1,606,435

See Accompanying Notes to these Unaudited Financial Statements

FRONTIER BIO CORPORATION
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Revenue	$	1,394,414	1,317,864
Cost of Goods Sold		832,110	1,090,182
Gross Profit	$	562,304	227,682
Operating Expenses			
Payroll	$	381,726	285,633
Advertising and Marketing		10,231	95
Research and Development		69,723	57,172
Operating Lease Expense		130,126	130,126
General and Administrative		531,890	754,053
Depreciation and Amortization		43,121	55,336
Total Operating Expenses		**1,166,817**	**1,282,415**
Total Loss from Operations	$	**(604,513)**	**(1,054,733)**
Other Income (Expense)			
Other Income	$	556,713	39,555
Total Other Income		**556,713**	**39,555**
Net Loss	**$**	**(47,800)**	**(1,015,178)**

See Accompanying Notes to these Unaudited Financial Statements

FRONTIER BIO CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares	$ Amount	APIC	Safe Notes	Accumulated Deficit	Total Shareholders' Equity
Beginning balance at 1/1/23	9,938,005	99	(100)	2,675,010	(1,511,604)	1,163,405
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-
Safe Notes	-	-	-	325,000	-	325,000
Net Loss	-	-	-	-	(1,015,178)	(1,015,178)
Ending balance at 12/31/23	9,938,005	99	(100)	3,000,010	(2,526,782)	473,227
Issuance of Common Stock	-	-	-	-	-	-
Stock-based Compensation	-	-	55,041	-	-	55,041
Safe Notes	-	-	-	798,701		798,701
Net Loss	-	-	-	-	(47,800)	(47,800)
Ending balance at 12/31/24	9,938,005	99	54,941	3,798,711	(2,574,582)	1,279,169

See Accompanying Notes to these Unaudited Financial Statements

FRONTIER BIO CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(47,800)	(1,015,178)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation and Amortization		43,121	55,336
Stock-based Compensation		55,041	
Decrease (Increase) in:			
Accounts Receivable		(2,022)	-
Accrued Revenue		(66,202)	259,506
Other Current Assets		14,855	(7,905)
Increase (Decrease) in:			
Accounts Payable		16,411	24,112
Unearned Revenue		(611,967)	(404,771)
Operating Lease Liability		(5,062)	(1,123)
Other Current Liabilities		(18,275)	16,287
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(574,100)	(58,558)
Net Cash used in Operating Activities	$	(621,900)	(1,073,736)
INVESTING ACTIVITIES			
Acquisition of Fixed Assets	$	(7,000)	(92,079)
Acquisition of Intangible Assets		-	(9,272)
Net Cash used in Investing Activities	$	(7,000)	(101,351)
FINANCING ACTIVITIES			
Issuance of Stocks	$	-	-
Proceeds from Safe Notes		798,701	325,000
Net Cash provided by Financing Activities	$	798,701	325,000
Cash at the beginning of period		662,239	1,512,326
Net Cash increase (decrease) for period	$	169,801	(850,087)
Cash at end of period	$	832,040	662,239

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Frontier Bio Corporation ("Frontier Bio" or the "Company") was incorporated on April 17, 2018. The Company is headquartered in Hayward, California, and operates primarily in the United States.

The Company operates in the biotechnology and tissue engineering industry and is engaged in research and development activities focused on the creation of human tissues derived from stem cells for medical and research applications. The Company provides tissue engineering services to commercial and governmental customers and conducts internal research to support the development of future implantable tissue technologies.

The Company generates revenue primarily from custom research and development service contracts with customers primarily located in the United States.

The Company plans to seek additional operating capital through equity crowdfunding under Regulation CF in 2026 to support ongoing operations and growth initiatives.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, accounts receivable from a single customer, as detailed in the Accounts Receivable section, represented more than 10% of the total accounts receivable balance. The Company regularly monitors concentrations of credit risk as part of its overall risk management. No accounts receivable have been pledged as collateral for any debts.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash and cash equivalents of $832,040 and $662,239 as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit to customers on a 30–45 day basis. As of the balance sheet date, one customer accounted for more than 10% of outstanding receivables. Management believes that the allowance for doubtful accounts is adequate to absorb potential credit losses.

Description	**2024**	**2023**
Trade Accounts Receivable	2,022	-
Less: Allowance for Doubtful Accounts	-	-
Totals	**2,022**	**-**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. As of December 31, 2024 and 2023, the Company had not established an allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense totaled $40,030 and $52,245 for the years ended December 31, 2024 and 2023, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Vehicles	5	6,500	6,500
Furniture and Fixtures	5	28,170	28,170
Equipment and Machinery	5	194,222	187,222
Less Accumulated Depreciation		(107,476)	(67,445)
Totals		**121,416**	**154,447**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years. The following table summarizes the capitalized internal-use software costs and related accumulated amortization as of December 31, 2024 and 2023:

Property Type	Useful Life in Years	2024	2023
Software	3	9,272	9,272
Less Accumulated Amortization		(6,181)	(3,091)
Totals		**3,091**	**6,181**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from custom research and development service contracts with customers. The Company's payments are typically received upon completion of agreed-upon milestones or deliverables, with partial upfront payments in some cases. The Company's primary performance obligation is the delivery of R&D services and related reports, data, or hardware.

The Company deferred revenue of $9,310 and $621,277 for the years ended December 31, 2024 and 2023, respectively, for payments received in advance of fulfilling performance obligations. The Company accrued revenue of $348,645 and $282,443 as of December 31, 2024 and 2023, respectively, for services performed but not yet billed to customers.

Other Income

In June 2024, the Company entered into an agreement to sell its entire investment in Zeden, a related party further described in Note 3, for cash consideration of $500,000. Because the investment was carried at its acquisition cost, the gain on sale was measured as the excess of the consideration over the carrying amount in accordance with ASC 320 and ASC 860 on derecognition and gains on disposition of equity investments. The resulting gain of approximately $500,000 was recognized in the 2024 statement of operations within other income, consistent with ASC 225-20 and ASC 205-10-45, which require separate presentation or disclosure of material items that are not part of ordinary operations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Research and Development

The Company conducts research and development in biotechnology and tissue engineering, focusing on human tissues derived from stem cells. R&D costs, including salaries, materials, and laboratory overhead, are expensed as incurred in accordance with ASC 730. No R&D costs were capitalized during 2024 or 2023.

General and Administrative

General and administrative expenses consist of costs related to the overall management and support of the Company's operations, including facilities, employee benefits, professional services, office operations, travel, taxes and licenses, and other miscellaneous administrative activities. Expenses are recognized as incurred.

Equity Based Compensation

The Company accounts for employee stock options under ASC 718 and measures compensation cost at the grant date based on the estimated fair value of the award, recognized over the requisite service period. The Company has adopted ASU 2018-07 for nonemployee awards and measures nonemployee stock-based compensation at the grant-date fair value of the equity instruments issued, with the corresponding amount recorded in additional paid-in capital.

Because there is no active market for the Company's common stock, management estimates fair value for stock-based compensation purposes using recent third-party equity financings, placement agents' assessments of the underlying common stock, and valuations prepared by independent external fair value experts; management has concluded that resulting compensation expense was negligible in prior periods until 2023 and recognized stock-based compensation expense of $55,005 in 2024.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	170,000	0.09	$ -
Granted	98,000	0.09	-
Exercised	-	-	-
Expired/cancelled	(110,000)	0.09	-
Total options outstanding, December 31, 2023	158,000	0.21	$ -
Granted	395,393	0.21	$ -
Exercised	-	-	-
Expired/cancelled	(48,500)	0.21	-
Total options outstanding, December 31, 2024	504,893	0.23	$ -
Options exercisable, December 31, 2024	504,893	0.23	$ -

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	261,790	271,911
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(74,329)	(23,868)
Other Temporary Differences	11,045	(2,285)
Gross Deferred Tax Asset	**198,506**	**245,758**

Less: Valuation Allowance	(198,506)	(245,758)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024 and 2023, the Company had federal net operating loss carryforwards of approximately $1,039,000 and $698,000, respectively, all of which arose in tax years beginning after December 31, 2017. Under current U.S. federal income tax law, such net operating losses generally do not expire but are limited to offsetting no more than 80 percent of taxable income (computed without regard to the net operating loss deduction) in any future year. Utilization of these federal net operating loss carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

The following table summarizes the components of the company's income taxes for the years ended 2024 and 2023:

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	198,506	245,758
Valuation Allowance	(198,506)	(245,758)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(10,038)	21%	(213,187)	21%
State taxes, net of federal benefit	-	0%	-	0%
Permanent differences	218,291	-457%	1,199,960	-118%
Change in Valuation Allowance	-	0%	-	0%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**208,253**	**-436%**	**986,773**	**-97%**

Explanation of Significant Reconciling Items:

The Company's effective tax expense differs from the statutory federal rate primarily due to permanent differences and the full valuation allowance against deferred tax assets. Management determined that, due to continuing losses and lack of sufficient positive evidence, the deferred tax assets are not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for the years ending 2023 and 2024 are open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company held approximately 25% of Zeden Inc.'s common stock, and its Chief Executive Officer also served as Zeden's president, and Zeden used the Company's office address for mailing purposes; accordingly, Zeden was identified and evaluated as a related party. Revenue from transactions with Zeden, included within total revenue in the statement of operations, amounted to approximately $261,000 in 2024 and $523,000 in 2023 prior to the sale of the Company's shares in Zeden.

In June 2024, the Company sold its entire equity interest in Zeden Inc. for $500,000, with control of the shares (including legal ownership and voting rights) transferring at the time of sale when cash consideration was received in full; following the sale, the Company has no continuing involvement or obligations with Zeden, other than ordinary-course customer relationships.

The Company's Chief Executive Officer is also a significant shareholder, holding approximately 35% and 30% of the Company's outstanding shares as of December 31, 2024 and 2023, respectively, and received total compensation of approximately $169,000 in 2024 and $152,000 in 2023, representing routine key-management compensation with no non-routine related-party arrangements.

Additionally, as detailed in Note 6, a shareholder held $50,000 in SAFE notes of the Company as of December 31, 2024 and 2023, with the remaining SAFE balance held by non-related third-party investors.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office and laboratory space under an operating lease commencing in 2022 and expiring in April 2027. Lease payments are adjusted periodically over the lease term, and the Company is responsible for a proportionate share of operating expenses, taxes, and utilities. The lease does not contain a purchase option, and the Company has no continuing ownership interest in the leased property.

The following table summarizes the Company's operating lease expense, cash flow impact, and future lease commitments for the year ended December 31, 2024:

	2024
Lease expense	
Operating lease expense	130,126
Total	130,126
Other Information	
Operating cash flows from operating leases	135,188
Weighted-average remaining lease term in years for operating leases	2
Weighted-average discount rate for operating leases	1.63%
Maturity Analysis	Operating
2025-12	139,244
2026-12	143,421
2027-12	48,276
Thereafter	-
Total undiscounted cash flows	330,940
Less: present value discount	(6,057)
Total lease liabilities	324,883

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024 and 2023, 9,938,005 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE):

During 2019–2024, the Company entered into multiple SAFE agreements (Simple Agreements for Future Equity) with third parties and a shareholder. These agreements have no maturity date and bear no interest. They provide investors the right to receive future equity in the Company upon a qualified financing or change-of-control event, generally at a 15–20% discount. Each agreement is subject to a pre- or post-money valuation cap.

The total amount of SAFEs was $3,798,711 and $3,000,010 as of December 31, 2024 and 2023, respectively. Of this amount, $50,000 was held by a shareholder each year, with the remainder held by third parties. The valuation caps of the agreements entered into ranged from $4 million to $24 million. See the schedule below for details.

The SAFEs are presented within equity as 'SAFE notes' because they are not mandatorily redeemable and do not contain any cash-settlement obligations as of the balance sheet date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

During 2025, the Company issued new SAFE agreements totaling $411,865 with a valuation cap of $24 million and a 20% discount rate.